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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (AMENDMENT NO. 5)

                                GLB Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    361778103
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                                 (CUSIP Number)

  Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th
                   Floor, Cleveland, OH 44114 (216) 696-8700
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 15, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4
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                                  SCHEDULE 13D

CUSIP NO. 361778103                                                 PAGE 2 OF 4


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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Umberto P. Fedeli
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      204,358
                              --------------------------------------------------
    BENEFICIALLY              8    SHARED VOTING POWER

      OWNED BY
                              --------------------------------------------------
        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    204,358
                              --------------------------------------------------
       PERSON                 10   SHARED DISPOSITIVE POWER

        WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,358
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
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14   TYPE OF REPORTING PERSON*

     IN
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CUSIP NO. 361778103                                                  PAGE 3 OF 4

     This Amendment No. 5 to Schedule 13D relates to shares of common stock, without par value (the "Shares"), of GLB Bancorp, Inc., an Ohio corporation ("GLB Bancorp"), and is filed on behalf of Umberto P. Fedeli for the purpose of reporting the agreement of Mr. Fedeli to vote all his Shares in favor of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 15, 2003, between GLB Bancorp and Sky Financial Group, Inc. ("Sky"), pursuant to the terms of a Voting Agreement, dated as of July 15, 2003 (the "Voting Agreement"), among Sky and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd., and Mr. Fedeli.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     Item 5(a) of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by GLB Bancorp, there are 2,347,925 Shares outstanding.

     Mr. Fedeli beneficially owns 204,358 Shares, or 8.7% of the outstanding Shares, 88 of which Shares Mr. Fedeli has the right to acquire by exercise of vested options granted under GLB Bancorp's 1998 Stock Option and Incentive Plan (a copy of which is included as Exhibit 10.A to GLB Bancorp's Form SB-2 Registration Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of Schedule 13D is hereby amended and supplemented as follows:

     Pursuant to the Voting Agreement, Mr. Fedeli agreed to vote all of his Shares (i) in favor of the approval and adoption of the Merger Agreement and
(ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB Bancorp and any person or entity other than Sky.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     7.1 Agreement and Plan of Merger dated as of July 15, 2003 by and between GLB Bancorp, Inc. and Sky Financial Group, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

     7.2 Voting Agreement dated as of July 15, 2003, by and among Sky Financial Group, Inc. and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne incorporated by reference to Exhibit 9.1 to the Current Report on Forms 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

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CUSIP NO. 361778103                                                  PAGE 4 OF 4


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 25, 2003
                                               /s/ Umberto P. Fedeli
                                               ---------------------------------
                                               UMBERTO P. FEDELI